Exhibit 99.1

Ref. MOS/1 /2/247/208

Date: 24 Rabia Al Thani 1429H
Corresponding to 30th April 2008

Mr. Frank Drohan
CEO
Omagine

After Compliments:

I would like to inform you that the Ministerial Committee of Tourism has discussed the various methods related to the Omagine Tourist Project and decided what follows:

First, approved the commercial regulations that secure the execution of the project most of which is:

1.
The company of the project is allowed to use (15%) of the total area of the project land to build housing units and sell them for interested parties, conditional that the rest of the land (85%) of the total project land remains as right of investment without ownership.

2.
Special account for the project to be opened in which all founders amounts are placed as well as the collected amounts from the sale of housing units in the project. This account to be used to spend on the execution of the Project.

3.
All yearly revenues of the company that has the tourist features of the project and includes non residential components like the seven pearls, the two hotels, the suites, offices and shops will be transferred to a special account to cover first all operational costs for the project before being used by the owning company.

4.	Excess of generated profits over 25% will be equally shared between the government and the company.

5.	Transfer of ownership of ready units cannot be affected before completing the tourist components in full and execution of basic infrastructure works.

Second, the Ministerial Committee has requested to be furnished by the following information:

1.	Name of Omani founders whose shares in the project should not be less than 30% in total and proof that they are committed to enter as partners.

2.	Declaration of the amount of cash contribution of Omagine Company in the project and other partners like (C.C.C.) and proof of such commitment.

Third, the Committee asks for the approved drawings by the Ministry to start execution of the project, be conditional to obtaining ample details of entertainment areas proposed to be in the Pearls and to be approved by the Ministry.

Fourth, The Committee decided to reduce the housing units to be one unit per hotel room or Suite.

We request you to advise us your approval on what appeared in the above points and provide us with the requested information in Part Two, within a month of this date to enable us to complete signing the agreement for the right of investment

Best Regards

Sd/-
Dr. Rajiha bint Abdul Amir bin Ali
Minister of Tourism

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